Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

VIA EDGAR

December 11, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ada D. Sarmento; Erin Jaskot

Re:     Enstar Group Limited
Shelf Registration Statement on Form S-3
File No. 333-220889

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enstar Group Limited hereby requests that the effective date and time of the above-referenced shelf registration statement be accelerated to 4:00 p.m., Eastern Time, on December 13, 2018 or as soon thereafter as is practicable. If you have any questions regarding this request, please contact Ariel Greenstein of Drinker Biddle & Reath LLP at (215) 988-2881.

[Signature page follows.]

Sincerely,

ENSTAR GROUP LIMITED

By:    /s/ Guy Bowker
Name: Guy Bowker
Title: Chief Financial Officer

cc:

Audrey Taranto, Esq.

Ariel Greenstein, Esq. (Drinker Biddle & Reath LLP)